

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

Via E-Mail
John Williams, Chief Executive Officer
Shearson American REIT Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85006

   Re: **Shearson American REIT Inc.**
       Amendment No. 4 to Form 10
       Filed on April 4, 2011
       Form 10-K/A for the Fiscal Year Ended December 31, 2009
       Filed April 4, 2011
       File No. 000-29627

Dear Mr. Williams:

   We issued a comment letter to you on the above captioned filings on April 15, 2011 in connection with our review of Amendment No. 4 of your Form 10 and your Form 10-K/A for the fiscal year ended December 31, 2009, both filed on April 4, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 29, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by July 29, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez at (202) 551-3236 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director